August 27,
2018

Ameer I. Ahmad, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

       Re:      RMG Networks Holding Corporation
                Amended Schedule 13E-3 filed by RMG Networks Holding
Corporation,
                          et. al.
                Filed August 20, 2018
                File No. 005-86187

                Revised Preliminary Proxy Statement on Schedule 14A Filed August 20, 2018
                File No. 001-35534

Dear Mr. Ahmad:

       We have reviewed the filings referenced above and have the following comments.

Amended Schedule 13E-3

1. In light of the Hale transaction, please revise to provide appropriate proxy statement cross-references under Item 8(f) ("Other Offers"), which serves as a reference to Item
       1014(f) of Regulation M-A, or otherwise advise us as to how you concluded that this
       Item is "Not applicable."

Revised Preliminary Proxy Statement on Schedule 14A

Cover Letters

2. Please provide an explanation in each of the two cover letters to the filing as to how the board of directors was reduced from six directors to three.

Summary Term Sheet, page 1

3. We note the reference on page 2 and elsewhere in the filing to "potential co-investors"
       that may be selected by Mr. Sachs. To the extent any such co-investors have been selected, please add them as filing persons to the Schedule 13E-3 and make appropriate revisions to the disclosure in both filings accordingly.
 Ameer I. Ahmad, Esq.
Mayer Brown LLP
August 27, 2018
Page 2


Questions and Answers about the Special Meeting and the Merger, page 14

4. We note the disclosure that states that, under the terms of the First Amendment, "Parent waives all actual and alleged breaches by the Company to the original merger agreement, which waiver is null and void if the Company breaches certain provisions of the First
       Amendment." Please disclose whether Mr. Sachs reasonably believes that any such breaches have occurred, and if so, describe such breaches. To the extent such breaches are disclosed elsewhere, please include a cross-reference in this section.

5. Please clarify which director continues to qualify as an independent director under
       Nasdaq Listing Rules.

Subsequent Events, page 28

6. We note the references to the various Salpeter presentations and the various analyses from Carl Marks that were presented to the special committee and board of directors on
       July 30 through August 1, as well as the oral fairness opinion delivered by Salpeter.
       Please provide disclosure under Items 1015(b)(4) and 1015(b)(6) of Regulation M-A for each of these, and please file them (to the extent they are in writing) as exhibits to the
       Schedule 13E-3 pursuant to Item 1016(c).

7. We note the references on pages 38 and 40 to the Company's "projections and liquidity"
       that were considered by the board of directors during its deliberations. Please disclose such projections.

8. Please elaborate on the reasons why Mr. Sachs believed that the special committee's
       "consideration and potential for approval of the Hale transaction" represented a material breach of the original merger agreement, as stated on page 39.

9. We note the following disclosure on page 39: "The Company's bylaws provide that, with certain exceptions not applicable to this matter, approval of a matter requires the affirmative vote of a majority of the directors present at any meeting of the board of directors at which there is a quorum. As a result, the matter did not pass." Please revise to describe briefly the Company's analysis as to how Delaware law allowed the presence of Mr. Sachs to count toward the board's vote despite the fact that he had abstained from the vote itself.

10. Please disclose the reasons why Mr. Michelson and Mr. Weber voted against approval of the Hale transaction, notwithstanding the fact that the Hale transaction was unanimously recommended by the members of the special committee.

11. Please disclose the reasons for resigning cited by the three resigning directors.
 Ameer I. Ahmad, Esq.
Mayer Brown LLP
August 27, 2018
Page 3


Reasons for the Merger; Recommendation of the Special Committee and of Our Board of
Directors; Fairness of the Merger, page 42

12. Please revise the disclosure in the subsection titled "The Special Committee" to make it clear that the special committee's approval of the original merger agreement was made in the past and that the special committee subsequently analyzed and approved the Hale transaction as a superior alternative to the original agreed transaction. Please similarly clarify the disclosure in this regard that appears at the end of "The Board of Directors of the Company" subsection that appears on pages 51-52.

Purposes, Reasons and Plans for the Company after the Merger, page 52

13. Please provide additional disclosure regarding why "completing the Hale transaction would likely take at least 100 days longer than completing the revised proposal from
       Parent," particularly in light of the fact that a prior version of a merger agreement with
       Hale appears to have been all but finalized.

14. Please specify which conditions to the proposed Hale transaction were ones that the
       Company was "uncertain would be satisfied at the time of closing."

Form of Proxy Card

15. Please revise the description of proposal 1 to include a reference to the August 18 amendment to the merger agreement.

        Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-
3619 if you have any questions regarding our comments.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions